UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14225

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HNI Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HNI Corporation 600 East Second Street P. O. Box 1109 Muscatine, Iowa 52761-0071

HNI CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
Including Report of Independent Registered Public Accounting Firm
As of December 31, 2024 and 2023
and for the Year Ended December 31, 2024

HNI CORPORATION 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members of the Administrative and Fund Committee and Plan Participants of the HNI Corporation 401(K) Plan
Muscatine, Iowa
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the HNI Corporation 401(K) Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of HNI Corporation 401(K) Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ FGMK, LLC
We have served as the Company’s auditor since 2024.
Bannockburn, Illinois
June 20, 2025

HNI CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2024 and 2023

ASSETS

	2024	2023
INVESTMENTS AT FAIR VALUE
Participant-directed investments	$987,520,093	$905,295,582
HNI Corporation stock	105,625,358	92,314,458
Total investments, at fair value	1,093,145,451	997,610,040

RECEIVABLES
Employer contributions	5,590,533	4,996,932
Other	5,256	34,604
Notes receivable from participants	18,443,399	14,188,559
Plan merger receivable	349,860,565	—
Total receivables	373,899,753	19,220,095

NET ASSETS AVAILABLE FOR BENEFITS	$1,467,045,204	$1,016,830,135
See accompanying notes to financial statements.

HNI CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2024

ADDITIONS

Contributions
Participant	$39,359,905
Employer cash	25,412,010
Employer noncash (HNI Corporation common stock)	3,895,979
Rollovers	9,324,024
Total contributions	77,991,918

Investment Income
Net appreciation in fair value of investments	128,940,902
Interest and dividends	8,268,102
Net investment income	137,209,004

Interest on notes receivable from participants	1,093,672

Total additions	216,294,594

DEDUCTIONS

Benefits paid to participants	118,868,083
Administrative expenses	536,561

Total deductions	119,404,644

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	96,889,950

TRANSFER OF PLAN ASSETS FROM PLAN MERGER IN	353,325,119

NET ASSETS AVAILABLE FOR BENEFITS -
Beginning of year	1,016,830,135

NET ASSETS AVAILABLE FOR BENEFITS -
End of year	$1,467,045,204
See accompanying notes to financial statements.

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 1 – Description of the Plan
The following description of the HNI Corporation 401(k) Plan (the "Plan"), formerly known as HNI Corporation Profit Sharing Retirement Plan, amended effective December 31, 2024, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General and Eligibility - The Plan is a defined contribution plan covering substantially all employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions, including: HNI International Inc., HNI Services LLC, HNI Technologies Inc., HNI Workplace Furnishings LLC, Hearth & Home Technologies LLC, Design Holdings, Inc., and Kimball International, Inc. (collectively the "Company” and “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective July 24, 2022, the Plan was amended to merge the Outdoor Greatroom, LLC Plan into this Plan and to add Outdoor Greatroom, LLC as a participating subsidiary/employer. Transfers of $13,668 related to the merger were completed in 2024, with the remaining residual balance transferred in 2025, subsequent to the Plan's most recent year end.
Effective December 31, 2024, the Plan was amended to merge the Kimball International Retirement Plan into this Plan and to add Kimball International, Inc. as a participating subsidiary/employer. Transfers of balances related to the merger were completed in January 2025, subsequent to the Plan's most recent year end. Total balance transferred consisted of $349,860,565 of cash receivables and $3,450,886 of notes receivables from participants for a total balance of $353,311,451.
The Administrative and Fund Committee determine the appropriateness of the Plan’s investment offerings and monitor investment performance.
Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code (“Code”). At the time of employment or reemployment and unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a three percent (3%) pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Thereafter, on the anniversary date of such participant’s automatic enrollment date, the pre-tax deferral rate is increased by one percent (1%) until such time as it reaches a maximum of ten percent (10%).
Participants also may contribute amounts representing distributions (“rollover contributions”) from other qualified benefit or defined contribution plans.
The Company provides Employer contributions to eligible participant accounts. Certain subsidiaries/divisions provide Employer matching or discretionary contributions. The Company made Employer matching contributions, net of forfeitures, of $23,717,456, and discretionary contributions, net of forfeitures, of $1,694,554 for the 2024 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant’s compensation earned, as described above (“Company ownership contribution”). The Company made a noncash Company ownership contribution of $3,895,979 for the 2024 Plan year in 2025, for a total employer contribution receivable of $5,590,533.
Each subsidiary/division may make additional Employer contributions to the Plan from their accumulated profits (“profit-sharing contributions”), at the discretion of the Board of Directors. In 2024, the Company made an Employer profit-sharing contribution correction of $7,075 related to the 2023 plan year.

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 1 – Description of the Plan - continued
Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, Employer contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Employer contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.
Vesting – New participants in the Plan will be immediately vested in their entire account. All other participants with active accounts are fully vested in their entire account; however, amounts held in the Outdoor Greatroom (OG) Plan Matching Account and OG Nonelective Account and the Kimball International Retirement Plan (KII) effective as of their respective merger dates are subject to the vesting schedules shown below:

Years of Vesting Service	OG Schedule Vested Percentage	KII Schedule Vested Percentage
Less than 1 year	0%	0%
At least 1 year but less than 2 years	20%	10%
At least 2 years but less than 3 years	40%	20%
At least 3 years but less than 4 years	60%	40%
At least 4 years but less than 5 years	80%	60%
5 years or more	100%	100%

Investment Options – Participants may direct the investment of their account balances into any of the various investment options, which include HNI Corporation Stock Fund, and the Fidelity BrokerageLink, as well as mutual fund and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.
Notes Receivable From Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, “eligible loan accounts”). The loans are secured by the balance in the participant's account. Loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest, which approximates fair value. Should a participant default on a Plan loan, as defined by the Plan loan policy, the loan would then be considered a distribution. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 1 – Description of the Plan - continued
Payment of Benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the Plan document. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½ and for participants experiencing financial hardship.
Recent Legislation – In December 2022, SECURE Act 2.0 (“SECURE 2.0”) was enacted. SECURE 2.0 contains numerous significant changes for retirement plans, plan sponsors, and retirement plan providers. For example, SECURE 2.0 contains provisions related to, among many other things, increasing the required minimum distribution age, reducing required minimum distribution penalties, and removing required minimum distribution barriers for annuities. Many of the provisions in SECURE 2.0 went effective in 2023, but SECURE 2.0 will not be completely implemented until 2027. The Internal Revenue Service (“IRS”) has issued additional guidance addressing specific issues arising from the implementation of the provisions of SECURE 2.0.

NOTE 2 – Summary of Significant Accounting Policies
Basis of Accounting – The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Concentration of Credit Risk – Substantially all of the Plan’s assets were held by the Custodian.
Estimates and Assumptions – The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.
Investment Valuation and Income Recognition – The Plan's investments are carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrative and Fund Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and collective fund managers. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2024 and 2023.
Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments.

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 2 – Summary of Significant Accounting Policies - continued
Forfeitures – As of December 31, 2024, there were $2,966 of unallocated Plan assets resulting from forfeited participant accounts. The Plan used $23,135 of forfeitures to offset Plan administrative expenses, and $249,882 to offset Employer contributions for the year ended December 31, 2024. As of December 31, 2023, there were $29,805 of unallocated Plan assets resulting from forfeited participant accounts.

NOTE 3 – Company Stock
Company ownership contributions are directed to the HNI Corporation Stock as non-participant directed contributions. Employer retirement contributions are directed to HNI Corporation Stock by participants, and in the prior year employer profit sharing contributions were also directed to HNI Corporation Stock by participants.
Information about the net assets and the significant components of the changes in net assets relating to the investments of the HNI Corporation Stock was as follows:

	December 31, 2024	December 31, 2023
HNI Corporation common stock	$105,625,358	$92,314,458

Employer contribution receivable
Profit sharing contribution	—	4,984
Company ownership contribution	3,895,979	3,864,916

Net assets – HNI Corporation stock	$109,521,337	$96,184,358
Changes in net assets related to Company Stock consisted of the following for the year ended December 31, 2024:

Employer contributions
Matching contribution	$144,282
Company ownership contribution	3,895,979
Participant contributions	285,727
Net appreciation in fair value	19,016,170
Dividends	2,825,045
Benefits paid to participants	(8,844,747)
Expenses	(62,477)
Transfers from Company Stock	(3,989,368)
Transfers to Company Stock	66,368

Changes in net assets – HNI Corporation stock	$13,336,979

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 4 – Fair Value Measurements
Investments are valued at fair value. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under authoritative guidance are described below:
Basis of Fair Value Measurement
Level 1    Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;
Level 2    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded.
Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-directed brokerage accounts: These are participant self-directed investments which consist primarily of common stocks, mutual funds and money market funds. The valuation techniques and inputs for each of these investments are described above.
Collective funds: Valued at the NAV of units of the collective fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser may reserve the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 4 – Fair Value Measurements - continued
and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2024 and 2023.

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$163,837,523	$-	$-	$163,837,523
Money market funds	1,018,031	-	-	1,018,031
Common stocks	105,625,358	-	-	105,625,358
Self-directed brokerage	58,434,089	-	-	58,434,089

Total assets in the fair value hierarchy	$328,915,001	-	$-	328,915,001

Investments measured at net asset value (a)				764,230,450

Investments at fair value				$1,093,145,451

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$140,398,683	$-	$-	$140,398,683
Money market funds	1,132,724	-	-	1,132,724
Common stocks	92,314,458	-	-	92,314,458
Self-directed brokerage	48,800,532	-	-	48,800,532

Total assets in the fair value hierarchy	$282,646,397	-	$-	282,646,397

Investments measured at net asset value (a)				714,963,643

Investments at fair value				$997,610,040
(a)In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
Net asset values and fair values were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2024 and 20

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 4 – Fair Value Measurements - continued
23. There are no restrictions on redemption of Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.
The Plan’s practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2024, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 5 – Federal Income Tax Status
The Plan was fully restated effective January 1, 2022, however, due to IRS guidelines, a determination letter was not applied for nor received for the restated document. The Plan has since been amended; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to be qualified and the related trust is tax exempt.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 7 – Related-Party Transactions
At December 31, 2024 and 2023, the Plan held 2,096,910 and 2,206,812 shares, respectively, of the common stock of the Company, with a cost basis of $71,344,459 and $73,275,231 at December 31, 2024 and 2023, respectively. Contributions receivable as of December 31, 2024 and 2023 included $3,895,979 and $3,864,916, respectively, to be put towards the purchase of shares of common stock. During the year ended December 31, 2024, the Plan recorded dividend income of $2,825,045 from Company common stock.
Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund.
Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party in interest transactions.

HNI CORPORATION 401(k) PLAN
Notes to Financial Statements As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

NOTE 7 – Related-Party Transactions - continued
Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity exceeds the amount owed under the Plan, Fidelity remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 8 – Risks and Uncertainties
The Plan utilizes various investment instruments. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
As of December 31, 2024, Plan assets invested in two target date collective investment income funds representing more than 10% of Net Assets Available for Benefits which totaled $396,090,519. As of December 31, 2023, Plan assets invested in one mutual fund and three target date collective investment income funds representing more than 10% of the Net Assets Available for Benefits which totaled $115,773,464 and $498,046,183, respectively.

NOTE 9 – Administration of Plan Assets
The Plan’s assets are administered under an agreement with Fidelity Management Trust Company, the trustee of the Plan. The trustee invests funds received from contributions, investment sales, interest and dividend income, and makes benefit payments and other distributions to participants.

NOTE 10 – Delinquent Participant Contributions
The Employer remitted participant deferrals totaling $171,829 to the Trustee later than required by the Department of Labor (“DOL”) Regulation 2510.3-102 during the year ended December 31, 2024 (“Late Remittances”). The DOL considers Late Remittances to be prohibited transactions. The Employer identified late remittances in November 2024 and corrected the remittances in January 2025, after the close of the plan year. Participant accounts were credited with the amount of investment income which would have been earned had the participant deferrals been remitted on a timely basis. The related excise taxes will be remitted in 2025.

NOTE 11 – Subsequent Events
Management has evaluated the impact of all subsequent events through June 20, 2025, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value

*	HNI CORPORATION COMMON STOCK RT46, 2,096,910.375 shares		$71,344,459	$105,625,358
	FIDELITY BROKERAGE LINK		**	58,434,089

	MUTUAL FUNDS AND MONEY MARKET FUNDS:
		Doubleline Core Fixed Income	**	9,705,146
*		Fidelity Cash Reserves	**	1,018,031
		AF EuroPac Growth R6	**	14,214,689
		Vanguard Total Stock Market IP	**	139,917,688

	COMMON COLLECTIVE FUNDS:
		Morley Stable Value Fund 20 - II	**	23,826,186
		Vanguard Target Inc.	**	33,196,603
		Vanguard Target 2020	**	106,337,908
		Vanguard Target 2025	**	16,440,828
		Vanguard Target 2030	**	221,472,815
		Vanguard Target 2035	**	19,823,568
		Vanguard Target 2040	**	174,617,704
		Vanguard Target 2045	**	11,866,365
		Vanguard Target 2050	**	107,188,169
		Vanguard Target 2055	**	8,819,516
		Vanguard Target 2060	**	36,090,788
		Vanguard Target 2065	**	3,253,648
		Vanguard Target 2070	**	1,296,352

*	LOANS TO PARTICIPANTS (maturing from 2025 - 2039, with interest rates from 4.25% to 10.50%)			18,443,399

Total assets held at end of year				$1,111,588,850
*Represents a party-in-interest to the Plan.
**Cost not required for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

HNI CORPORATION 401(k) PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2024
EIN: 42-0617510; PLAN: 001

		Total that Constitute Nonexempt Prohibited Transactions
Plan Year Ending	Check here if late participant loan repayments are included	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
December 31, 2024	☐	–	–	171,829	–

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of FGMK, LLC, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative and Fund Committee and the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI Corporation 401(k) Plan

Date: June 20, 2025	By:	/s/ Vincent P. Berger
Vincent P. Berger Administrative and Fund Committee Member and Executive Vice President and Chief Financial Officer of HNI Corporation